Legg Mason Partners Capital Preservation Fund

Additional Shareholder Information (unaudited)
Results of a Special Meeting of Shareholders

On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes for the matter voted on at the Special Meeting of Shareholders.

Approval of New Management Agreement
								   Broker
Item Voted On       Votes For     Votes Against    Abstentions    Non-Votes
New Management  188,253,706.604  5,077,355.018   7,737,168.233  1,310,793.710
 Agreement